UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment #1)

ATLAS ENERGY GROUP, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

04929Q102

(CUSIP Number)

Alan M. Stark, Esq.

114 Victory Drive

Jupiter FL 33477

973-998-1430

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04929Q102	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leon G. Cooperman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,248,938
	8.	SHARED VOTING POWER 152,724
	9.	SOLE DISPOSITIVE POWER 4,248,938
	10.	SHARED DISPOSITIVE POWER 152,724

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,687,879 (Includes 2,500.000 Shares that may be acquired by Leon G. Cooperman upon conversion of 800,000 shares of the Company’s Series A Preferred Units acquired on February 27, 2015). The Company’s Series A Preferred Units are convertible within 60 Days as of December 27, 2015, that being the Date of Event requiring this filing.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15..4% (Based upon 26,010,766 common Units outstanding, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2015, plus 800,000 shares of Company’s Series A Preferred Units convertible into 2,500,000 Common Units within 60 Days).
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 04929Q102	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common units (the “Issuer Common Units”), of ATLAS ENERGY GROUP, LLC (the “Issuer”).  The address of the principal executive office of the Issuer is Park Place Corporate Center One, 1000 Commerce Drive, Suite 400 Pittsburgh PA 15275. This statement supersedes the Schedule 13G/A filed on March 9, 2016, which was filed in error and should be disregarded.

Item 2.  Identity and Background.

(a)     The name of the reporting person is Leon G. Cooperman (“Mr. Cooperman”).

(b)     The address of Mr. Cooperman is 11431 W. Palmetto Park Road, Boca Raton, FL 33428.

(c)     This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman"). Mr. Cooperman is, among other activities, an investor engaged in investing for his own account. .Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. (“Associates”), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. (“Capital LP”), Omega Capital Investors, L.P. (“Investors LP”), and Omega Equity Investors, L.P. (“Equity LP”). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

Mr. Cooperman is the President, CEO, and sole stockholder of Omega Advisors, Inc. (“Advisors”), a Delaware corporation, engaged in providing investment management services, and Mr. Cooperman is deemed to control said entity.

Advisors serve as a discretionary investment advisor to a limited number of institutional clients (the “Managed Accounts”). As to the Issuer Common Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Issuer Common Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, Charitable LP, Overseas and Advisors. The principal business office of Associates, Capital LP, Investors LP, Equity LP, Overseas, Charitable LP and Advisors is 810 Seventh Avenue, 33rd floor, New York, New York 10019.

Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman has an adult son named Michael S. Cooperman. The Michael S. Cooperman WRA Trust (“WRA Trust”) is an irrevocable trust for the benefit of Michael S. Cooperman.  Mr. Cooperman is a Trustee of the Cooperman Family Fund for a Jewish Future (“Family Fund”), a Type 1 charitable supporting foundation.. Mr. Cooperman has discretionary investment authority over the accounts for Michael S. Cooperman, the Family Fund, and the WRA Trust.

(d)     During the past five years Mr. Cooperman was not convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the past five years, Mr. Cooperman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Cooperman is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The source of funds for all purchases was working capital.

CUSIP No. 04929Q102	13D	Page 4 of 5 Pages

Item 4.  Purpose of Transaction.

Mr. Cooperman has acquired Issuer Common Shares for investment purposes. Mr. Cooperman intends from time to time to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Issuer Common Shares in particular, as well as other developments and other investment opportunities. Based upon such review, Mr. Cooperman may take such actions in the future as he deems appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Issuer Common Shares or disposal of some or all of the Issuer Common Shares currently owned by Mr. Cooperman or otherwise acquired by Mr. Cooperman, either in the open market or in privately negotiated transactions.

Mr. Cooperman does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. Cooperman reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing).

Item 5.  Interest in Securities of the Issuer.

(a)     Mr. Cooperman may be deemed the beneficial owner of 4,401,662 Issuer Common Shares, which constitutes approximately 15.4% of the total number of Issuer Common Shares outstanding. 3,259,662 owned by Mr. Cooperman (includes 2,500,000 Issuer Common Shares that may be acquired by Mr. Cooperman upon conversion of 800,000 shares of the Company’s Series A Preferred Units acquired on February 27, 2015); 152,724 owned by Managed Accounts; 229,973 owned by Capital LP; 104,880 owned by Investors LP; 122,023 owned by Equity LP; 100,000 owned by Toby Cooperman; 100,000 owned by Michael S. Cooperman; 330,900 owned by the WRA Trust; and 1,500 owned by the Family Fund.

(b)     Mr. Cooperman has sole voting power over all of the Issuer Common Shares referenced above in subparagraph (a) other than the Managed Accounts; and shared voting power over the Issuer Common Shares beneficially owned by the Managed Accounts.

(c)     Mr. Cooperman acquired 800,000 shares of the Company’s Series A Preferred Units on February 27, 2015 from the Issuer for $25.00 per Unit, said Units being convertible into 2,500,000 Issuer Common Shares..  Attached as Schedule 2 is a List of all other transactions, all being open market sales, effected by Mr. Cooperman from October 28, 2015 to date.

(d)     Not applicable.

(e)     Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of Mr. Cooperman, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cooperman and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Schedule 1. List of Transactions.

Schedule 2. Power of Attorney.

CUSIP No. 04929Q102	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEON G. COOPERMAN

/s/ Alan M. Stark Insert Name

Attorney-in-Fact Duly authorized under POA effective as of March 1, 2013 and filed on May 20, 2013 Insert Title

March 15, 2016 Insert Date

Dated: March 15, 2016

Schedule 1- Transactions

Account	Transaction date	Price	Quantity
Managed accounts	1/5/2016	0.8505	30,000
Managed accounts	1/6/2016	0.8016	96,989
Managed accounts	1/7/2016	0.7748	29,427
Managed accounts	1/8/2016	0.7526	60,405
Managed accounts	1/11/2016	0.7026	110,168
Managed accounts	1/12/2016	0.6502	51,865
Managed accounts	1/13/2016	0.5516	148,135
Managed accounts	2/1/2016	0.756	88,319
Managed accounts	2/24/2016	0.5681	97,679
Omega Capital Partners	2/26/2016	0.5072	63,486
Omega Capital Investors	2/26/2016	0.5072	17,900
Managed accounts	2/26/2016	0.5072	109,600
Omega Capital Partners	2/29/2016	0.4411	69,800
Omega Capital Investors	2/29/2016	0.4411	32,900
Omega Equity Investors	2/29/2016	0.4411	22,000
Managed accounts	2/29/2016	0.4411	25,300
Omega Capital Partners	3/1/2016	0.3995	63,246
Omega Capital Investors	3/1/2016	0.3995	29,500
Omega Equity Investors	3/1/2016	0.3995	33,600
Managed accounts	3/1/2016	0.3995	44,200
Omega Capital Partners	3/2/2016	0.3989	43500
Omega Capital Investors	3/2/2016	0.3989	20,500
Omega Equity Investors	3/2/2016	0.3989	23,286
Managed accounts	3/2/2016	0.3989	82,200
Omega Capital Partners	3/3/2016	0.4375	73,400
Omega Capital Investors	3/3/2016	0.4375	34,600
Omega Equity Investors	3/3/2016	0.4375	40,400
Managed accounts	3/3/2016	0.4375	30,905
Omega Capital Partners	3/4/2016	0.504	99,272
Omega Capital Investors	3/4/2016	0.504	46,700
Omega Equity Investors	3/4/2016	0.504	53,400
Managed accounts	3/4/2016	0.504	41,400
Omega Capital Partners	3/7/2016	0.5992	167,040
Omega Capital Investors	3/7/2016	0.5992	78,700
Omega Equity Investors	3/7/2016	0.5992	91,500
Omega Overseas Partners Ltd	3/7/2016	0.5992	40,860
Managed accounts	3/7/2016	0.5992	121,900
Omega Capital Partners	3/8/2016	0.5295	120,300
Omega Capital Investors	3/8/2016	0.5295	56,800
Omega Equity Investors	3/8/2016	0.5295	65,700
Managed accounts	3/8/2016	0.5295	87,200
Omega Capital Partners	3/9/2016	0.5317	76,100
Omega Capital Investors	3/9/2016	0.5317	35,800

Schedule 2

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that LEON G. COOPERMAN (“Mr. Cooperman") does hereby make, constitute and appoint ALAN M. STARK his true and lawful attorney, to execute and deliver in his name and on his behalf whether he is acting individually or as representative of others, any and all filings required to be made by the Mr. Cooperman under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Mr. Cooperman under the Act, giving and granting unto said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as Mr. Cooperman might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned. Mr. Cooperman has the unrestricted right to unilaterally revoke this Power of Attorney.

This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to rules of conflicts of law.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of March 1, 2013.

/s/ LEON G. COOPERMAN

     LEON G. COOPERMAN